July 30, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Max Webb

Assistant Director

Re: Entest Biomedical, Inc.

Registration Statement on Form S-1

File No. 333-182073

Filed on June 12, 2012

Dear Sirs:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  July 19, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-1  of Entest Biomedical, Inc . (The "Company").

COMMENT NO 1.

The 26,055,730 shares of common stock issued to Southridge Partners, L.P. (“Southridge”) pursuant to the convertible promissory note dated February 27, 2012 have been removed from the Company’s calculation of common shares outstanding not held by affiliates as of the date of execution of the Purchase Agreement.

COMMENT NO 2.

The term “affiliate” is defined in Rule 405 promulgated under the Securities Act of 1933 as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified”. The term has a similar definition in Rule 144, promulgated under the Act. Officers and directors of an issuer are generally presumed to be affiliates of that issuer. Many securities practitioners view 10% equity ownership as presumptive evidence of affiliate status, although there is no bright-line test that determines affiliate status. Neither of Asher   or any employee, director, shareholder or control person of Asher is now, or ever was, an officer or director of the Company or a relative or spouse of any such person.

Asher does not now have beneficial ownership of 10% or greater of the Company’s common stock, nor has Asher at any time had beneficial ownership of 10% or greater of the Company’s common stock.

The agreements which govern the terms and conditions of the Asher convertibles, pursuant to which all common shares issued to Asher were issued, have a limitation on conversion equal to 4.99% of the Company’s outstanding common stock. Asher could not convert if the issuance of common stock made pursuant to that conversion, when aggregated with all other shares of Common Stock then owned by Asher, would result in Asher owning more than 4.99% of all of such Common Stock. Asher is not and has never been an equity line investor and has no affiliation with Southridge.

COMMENT NO 3.

The financial statements have been updated in the S1/A filed by the Company

COMMENT NO 4.

Provided in the S-1/A filed by the Company with respect to both the accountant’s consent and the attorney’s opinion and consent.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos,

Chairman & CEO

Entest BioMedical Inc.